IN THE UNITED STATES
BANKRUPTCY COURT
FOR THE MIDDLE DISTRICT OF PENNSYLVANIA
HARRISBURG DIVISION



IN RE NUCLEAR SUPPORT SERVICES, INC.
 Cases No.  95 0163 and 01766 thru 01771
	AND SUBSIDIARIES,
	Debtors in Possession          (Jointly Administered under
						                              Case No. 95-01767)



ORDER CONFIRMING DEBTORS AMENDED JOINT PLAN OF REORGANIZATION
UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

	BE IT REMEMBERED THAT on this the 24th day of April, 1996, came on to be heard the Debtors Amended Joint Plan of Reorganization under the United States Bankruptcy Code
(the Plan or Joint Plan), and the Court having considered the pleadings, the testimony of witnesses, the documentary evidence, and the argument of counsel, and having reviewed the objections filed by creditors, the Court makes the following Findings of Fact and enters the following Orders confirming the Debtors
Joint Plan, as Amended before the Court on this same day by motion of the Debtors:

Findings of Fact

	1.	At a properly noticed hearing held on February 23 1996,
this Court approved the Debtors Disclosure Statement, which the Court finds was properly served upon creditors and parties in interest, as evidenced by the various Certificates of Service filed with this Court by the Debtors. That Disclosure Statement included a notice of the original date set for hearing on the confirmation of the Plan; the hearing has been continued, from time to time, in open Court and on notice to all persons who appeared at the time and place originally set for the confirmation hearing.

	2.	The Court also finds that the Court previously set a second
bar date for claims in these Cases, by order dated February 6, 1996.
The Court finds that the Debtors gave proper notice of the Bar Date by serving a Notice of Bar Date, in a form approved by the Court, and also by causing the publication of that Notice of Bar Date in various newspapers of general circulation, as reflected in the certificates of service filed by the Debtors in this case; the Court finds that the form and method of the service, advertising and notice were reasonable and were calculated to give notice of both these proceedings and of the Bar Date.

	3.	As evidenced by the report concerning ballots filed with
the Court, the Court finds that the three impaired classes have each accepted the Debtors Joint Plan by more than one half in number and two-thirds in amount of those creditors or parties in interest voting on the Plan; the impaired classes are Class 4, the convenience class of unsecured creditors, Class 5, the class of general unsecured creditors, and Class 7, the class of shareholders. These classes have each accepted the Plan without reference to the votes cast by insiders. The Court further finds that the Debtors shareholders have not only approved the Plan but have also approve the Plan of Merger outlined in the Debtors Plan.
The shareholder vote was over to-thirds (2/3's) of the shareholders of record as of January 31, 1996. All impaired classes having accepted the Plan, the Court finds that the provisions of 11 U.S.C. 1129 (b) are not applicable to these cases.

	4.	(a)	This Plan is offered as a Joint Plan, filed on behalf of
all of the Debtors, including NSS Numanco, the stock (and assets) of which have been sold to a third party, Nuvest, Inc., and Henze
Services, Inc., which is to be liquidated under the terms of this Joint Plan.

		(b)	As to NSS Numanco, case no. 1-95-01770, the Court will
retain jurisdiction to enforce the agreements and orders governing the sale of Numanco. Otherwise, this Plan will be a final Plan as to NSS Numanco, and the provisions of this Order making this Plan contingent upon the funding of The Bank of New York exit financing and the full payment of the Chemical Bank and First Union National
Bank (together, the "Banks") shall not apply to that case.

		(c)	The Court will retain jurisdiction over the remaining
Debtors until the date on which the closing occurs with respect to the exit financing to be provided to the Debtors by The Bank of New York, and all obligations of the Debtors owed to or due to the Banks have been paid in full; further, until April 30, 1996, the Debtors shall comply with and be bound by the terms and conditions of the Third Cash Collateral Stipulation dated
February 27, 1996.  The parties intend to execute a Fourth
Stipulation with respect to the Debtors' use of cash collateral
(the "Fourth Stipulation"), and the Debtors shall use cash collateral only in accordance with the terms of the Fourth Stipulation. The
Debtors shall not use cash collateral in the event that the Fourth Stipulation is not executed and approved by the Court except upon entry of an order of the Court after prior notice and an opportunity for a hearing.

		(d)	Notwithstanding anything to the contrary contained in the
Plan or this Order, the Banks shall retain all liens, claims and rights under the Credit Agreement (as defined in the Plan), and the First, Second, Third and Fourth Stipulations entered or to be entered into by the Debtors and the Banks in connection with the use by the Debtors of cash collateral.

		(e)	The Court shall also retain jurisdiction under the Plan to
approve the sale of Henze's assets free of liens and encumbrances
(with the liens of the two Banks to attach to the proceeds of the sale until those proceeds are paid over to the Banks, unless the obligations owed by the Debtors to the Banks are fully satisfied prior to the sale of Henze).

	5.	The Court will also retain jurisdiction over the Debtors
pending motion to assume, assume and assign, or reject executory contracts, all to the extent appropriate orders have not yet been entered as to that motion; in particular, the Court will retain jurisdiction concerning those executory contracts related to the case filed by Henze.

	6.	At the confirmation hearing, the Debtors offered the
testimony of the Chief Executive Officer of Nuclear Support, the parent company. The CEO, Mr. Ralph Trallo, testified as to the elements of 11 U.S.C. 1129 (a); the Debtors also offered the testimony of the Chief Financial Officer of Nuclear Support, Mr. Mike Olson, and Mr. Brice Bogle, the Debtors' outside financial consultant, concerning feasibility under
11 U.S.C. 1129 (a)(11). The Debtors have received a commitment letter from The Bank of New York under the terms of which The Bank of New York has indicated that it will -- under certain specified conditions -- provide new financing for these Debtors, but because that loan has not yet closed, the Court finds that the order which it will enter concerning confirmation must remain contingent pending funding of The Bank of New York loan; if that loan is not funded by June 30, 1996, and the obligations owed by the Debtors to the Banks fully satisfied by the proceeds of The Bank of New York loan, these orders will be automatically rescinded.

	7.	  Because not all creditors who voted on the Joint Plan
voted in favor of the Debtors Joint Plan, the Court finds that the issue of the best interests of the dissenting creditors in classes 4 and 5 must be considered, as required by 11 U.S.C. 1129 (a)(7). Mr. Bogle and Mr. Olson testified concerning this issue. Mr. Olson and Mr. Bogle testified that the general unsecured creditors in Class 5 and the convenience class creditors, Class 4, would receive under the Plan at least what creditors in each class would receive in a liquidation proceeding under chapter 7. Further, Mr. Bogle testified that the interest rate paid to the general unsecured creditors in Class 5 would exceed six percent (6%), which is the judgment rate in Pennsylvania. The Court finds the testimony of these witnesses to be credible and truthful.

	8.	The Debtors offered a number of minor amendments to the
Joint Plan at the confirmation hearing, including the following:

		(a) 	Amendments necessary to correct minor typographical,
spelling, punctuation, or other errors;

		(b)	A new provision at paragraph, 10.10, which states that
the Debtors obligations to Nuvest, Inc., under the Numanco sale are not to be discharged;

		(c)	A new paragraph, 9.5, which states that the Debtors' ERISA
obligations are not affected by the Plan; and,

		(d)	A new paragraph, 5.5(f), which states that the Debtors
will receive a grace period of 195 days in the event of a default in a payment due to the Class 5 creditors prior to the filing of a motion to have this Court declare a default under the Plan, and providing for an increase in the interest rate upon default as set forth in para. 9.

		(e)	A change in the Effective Date, defined at 1.39, so that
the Effective Date is now defined as the first business day ten
(10) days after the date upon which the Debtors exit financing is funded by The Bank of New York and the obligations owed by the Debtors to the Banks are paid in full; prior to the Effective Date, the Debtors are authorized to close the exit financing to be provided by The Bank of New York and fully satisfy the obligations owed by the Debtors to the Banks.

	9.	The Court finds that each of these amendments is appropriate and necessary and that none is material enough to require re-solicitation; the amendments dealing with Nuvest and the ERISA issue are in response to specific objects or requests from the affected parties in interest and are consistent with statements made in the Amended Disclosure Statement; the third amendment, concerning defaults, is not material because, absent the amendment, there would be no provision for default, none having been included in the original plan upon which the creditors voted; the Court further finds that the third amendment is necessary in response to the objection filed by a contingent creditor, Bernstein & Perwein, one of the Henze landlords, who had objected to the Plan on the basis of the absence of a default provision. Finally, the Court finds the amendment dealing with defaults not to be material because the Joint Plan has been amended to provide that, upon default, the interest rate on the unpaid balances due unsecured creditors will immediately begin to earn interest at the Chemical
Bank Prime Rate plus 2%, per annum, from the date of default until the balances are paid in full (i.e. the default triggers a permanent change in the interests rate).

	10.	The Court finds that objections to the Plan have been received from several other creditors and contingent creditors. The specific objections of the Pension Benefit Guaranty Corporation and Nuvest have been cured by the amendments mentioned above; the objections of Berstein & Perwein concerning the lack of a general default clause have been cured; the other objections include objections concerning the "best interests of creditors" test under 11 U.S.C. 1129 (a) (7) and the interest rate to be paid to unsecured creditors; these objections have not been resolved by the amendments and must be addressed by the Court in its orders below, based upon these findings of fact. The Court also notes that the objection of First Union National Bank to the confirmation of the Plan has been withdrawn upon the conditions (a) that this Order confirming the Plan is acceptable to First Union National Bank; and, (b) that the Debtors are authorized to use cash collateral only in accordance with the Third Cash Collateral Stipulation and the contemplated Fourth Stipulation to be entered which, inter alia, prohibits the payment of administrative claims (other than ordinary course claims as itemized in the budgets attached to the stipulations) until the obligations owed by the Debtors to the Banks have been paid in full.

Orders

	Based upon the foregoing findings of fact, the Court enters the following Orders, confirming the Joint Plan as amended at the Confirmation hearing:

	11.	 Ordered that the amendments to the Joint Plan, announced
on the record at the confirmation hearing, are allowed, and the Plan offered by the Debtors for confirmation shall be the "Amended"
Plan attached to this Order;

	12.	 Ordered that the objections of creditors and parties in
interest are denied, except to the extent that the Amended Plan reflects modification in response to those objections.

	13.	Ordered that the Court will retain jurisdiction over this
Plan as specifically set out in this Order or in the Plan.

	14.	Ordered that the Debtors Amended Joint Plan of Reorganization shall be confirmed, the Court finding that the Amended Plan complies with all of the elements of 11 U.S.C. 1129 (a) having been met.
The Court specifically finds that the Plan as amended is both in the best interests of creditors and is feasible.

	15.	Ordered that this Order is a Final Order as to the Debtor
NSS Numanco, case no. 95-01770, and the provisions of this Order making this Order contingent upon the funding of exit financing and the full payment of the sums owed to the Banks by the Debtors shall not apply to NSS Numanco. Any assets of Numanco not previously transferred to Nuvest shall remain subject to all provisions of this Order.

	16.	Ordered that, if the exit financing loan from The Bank of
New York is not funded and the Banks are not paid in full all of the all obligations owed by the Debtors to the Banks on or before June 30, 1996, the Plan shall, without further order of this Court, be deemed rescinded and null and void as if the Plan had never been confirmed by this Order of this Court, except as to the Debtor
NSS Numanco.

	17.	Ordered that the entry of this Order does not relieve the
Debtors of or in any way affect the obligations of the Debtors under the Third Stipulation and under the Fourth Stipulation
(all as referenced in and subject to paragraph 4 of this Order), a copy of which is to be attached to this Order upon its execution.

	18.	Ordered that -- notwithstanding anything to the contrary set forth in the Joint Plan-- the Debtors are prohibited from paying administrative claims (other than ordinary course claims itemized in the budgets attached to the cash collateral stipulations) prior to the full satisfactions of all obligations owed by the Debtors to the Banks. The Debtors are specifically prohibited from paying any administrative fees of professionals except as provided in the Cash Collateral Stipulations and budgets attached to those Stipulations.

	19.	Ordered that the Debtors shall serve a copy of this Order
on all creditors and all parties who have requested service of pleadings in these cases; any party in interest may request a copy of the Plan, and the Debtors will provide a copy without cost to the requesting party; service is not required on stockholders and other parties in interest, but any such person requesting a copy of the Plan or this Order will be provided with copies.

Entered this 24th day of April, 1996.

						/s/ Robert J. Woodside
						Robert J. Woodside
						Chief United States Bankruptcy Judge